

September 28, 2010

Michael G. Rubin
Chairman, President and Chief Executive Officer
GSI Commerce, Inc.
935 First Avenue
King of Prussia, Pennsylvania 19406

> **Re:   GSI Commerce, Inc.**
> **Form 10-K for Fiscal Year Ended January 2, 2010**
> **Filed March 5, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 13, 2010**
> **File No. 000-16611**

Dear Mr. Rubin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 2, 2010

Risk Factors, page 8

A large percentage of our revenue is derived from a small number of our clients' businesses, page 14

1. Please disclose in this risk factor or in the "Business" section the names of the two clients whose businesses accounted for 11.1% and 10.2% of your revenue in fiscal 2009. See Item 101(c)(1)(vii) of Regulation S-K.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30</u>

2.  We note from your revised segment disclosures provided in your Form 8-K filed on August 10, 2010 that your segments appear to produce widely varying levels of segment profit and loss.  It appears that in order for an investor to fully understand your business and results of operations, you should expand your disclosure in Management's Discussion and Analysis in future filings to include a discussion of your segment profit or loss for each individual segment in addition to solely discussing segment revenues.  Such expanded discussion should explain the underlying drivers behind changes in each segment's operations.  Your disclosures should address any current trends in segment operations and whether such trends are expected to continue.  Please refer to Item 303(a)(3) of Regulation S-K and our Release No. 33-8350 available at our website at http://www.sec.gov/rules/interp/33-8350.htm.

<u>2010 Outlook, page 31</u>

3.  Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way.  For example, you state that you expect an increase in net revenue and income from operations, without discussing why you expect these increases.  You also state that you believe you will have a net loss in fiscal 2010 without providing any additional explanation.  Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent past performance is indicative of future performance.  See Item 303(a) of Regulation S-K; Securities Act Release No. 33-8350, Section I.B. (December 19, 2003); and Securities Act Release No. 33-6835, Section III.B. (May 18, 1989).

<u>Controls and Procedures, page 47</u>

<u>Evaluation of disclosure controls and procedures, page 47</u>

4.  You state in the second paragraph, first sentence that your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures were effective "at the reasonable assurance level;" however, you do not discuss this level.  Please remove the reference to the level of assurance of your disclosure controls and procedures or confirm to us and revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.  See Section II.F.4 of Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Management's annual report on internal control over financial reporting, page 48

5.  You describe in the second paragraph, fifth sentence your internal control over financial reporting; however such description is not the complete definition set forth in Exchange Act Rule 13a-15(f).  Please revise to provide the entire definition or simply state that management concluded that your internal control over financial reporting was effective. We note that you refer investors to the definition of internal control over financial reporting in the first paragraph, first sentence of this section.

Exhibits and Financial Statement Schedule, page 52

Exhibits, page 53

6.  It appears that you have not provided all of the schedules and exhibits to Exhibit 10.21 – Credit Agreement dated as of January 11, 2008.  While Item 601(b)(2) of Regulation S-K permits you to provide omitted information supplementally, there is not a similar provision in Item 601(b)(10) of Regulation S-K.  Please file a complete agreement, including all schedules and exhibits, with your next periodic report.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 30

Compensation Discussion and Analysis, page 30

Overall Compensation Program, page 31

Performance-Based Cash Bonuses, page 32

7.  Please discuss the specific performance targets that your Compensation Committee established for Mr. Gold, and the specific performance and developmental goals that Mr. Gold achieved to receive an additional bonus of $100,000.

8.  Please discuss the specific subjective factors that your Compensation Committee considers when deciding whether to increase or decrease an actual payout award under the leadership bonus plan.  Please also discuss how each such factor would be tied to the increase or decrease of a specific amount.

9.  Please disclose the actual Non-GAAP Income from Operations achieved for fiscal 2009. Please also identify and quantify the amounts for the excluded extraordinary items and the bonus pool for non-eligible employees, which amounts reduced payment under the leadership bonus plan from 129% to 111% of the target award.

10. Please discuss the specific performance achieved and contributions made by Mr. Mintzer that your Compensation Committee considered in awarding Mr. Mintzer an additional $50,000 bonus.

Equity-Based Compensation, page 34

11. Please discuss the factors that your Compensation Committee considers when deciding the number of shares of restricted stock units to award for initial grants, annual grants or retention grants. Please also discuss which such factors applied to the decisions to grant the Named Officers their annual grants of restricted stock units on March 10, 2009.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder at (202) 551-3332 or Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director